PPG Industries, Inc.

One PPG Place Pittsburgh, Pennsylvania 15272

William H. Hernandez

Sr. Vice President, Finance

February 12, 2007	Via facsimile to (202) 772-9369

Mr. John M. Hartz Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549-0510

Re:	Comment letter dated January 31, 2007 concerning the Annual Report on Form 10-K of PPG Industries, Inc. (“PPG”) for the year ended December 31, 2005 and Form 10-Q for the quarter ended September 30, 2006 – File No. 1-1687

Dear Mr. Hartz:

This letter is furnished in response to your above referenced comment letter. The responses below pertain to all matters raised by the Staff. In order to facilitate your review, our letter presents the Staff comment followed by our response.

Form 10-Q for the quarter ended September 30, 2006

16. Commitments and Contingent Liabilities, page 17

We have read your draft disclosure regarding your contingent liabilities. We urge you to regularly monitor the level of disclosure that is required by generally accepted accounting principles so that a reader is able to fully understand the scope of your current and future environmental obligations. At a minimum and to the extent practicable, in future filings, please disclose the material components of accruals related to current and future activities you describe. Disclose the significant assumptions underlying your estimates, including a discussion of the circumstances affecting the reliability and precision of these estimates, as required by SAB Topic 5:Y. For example, disclose how much you expect to outlay for litigation, administration, feasibility, direct remediation, etc. and why or how that number could change. Any future changes, if material, should be accompanied by a reasonable explanation of the underlying factors, new developments, or changes in assumptions, and each element should be appropriately quantified where practicable.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 12, 2007

The Staff’s comment is noted and we will continue to monitor the level of disclosure that is required regarding contingent liabilities, including contingencies involving environmental matters, and will prepare our disclosures related to these matters in the future accordingly.

Form 10-K for the Year Ended December 31, 2005

22. Business Segment Information, page 54

1.	We have read your response to comment 2 in our letter dated January 8, 2007 and reviewed the information provided to us. We continue to have certain concerns about how you have determined your operating segments. As described in SFAS 131 paragraph 10, an operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

Based on a review of the reports you have provided us it appears that your reporting units are operating segments. In particular we note the following:

•	Each reporting unit clearly engages in business activities from which they earn revenues and incur expenses;

•	The operating results are regularly reviewed by the CODM on a monthly and quarterly basis, as described in your letter and evidenced by the reports;

•	Discrete financial information is available for each reporting unit. In particular, sales, PTPI, PTPI Margin and Overhead as Percentage of Sales.

We assume that this discrete level of information is regularly provided to the CODM for a specific business purpose, specifically to assess performance and allocate resources. In this regard we note that the Controller’s comments, which appear useful and informational, provide analysis at the reporting unit level on page one of each report. We assume that detailed information at the reporting unit level for sales, and PTPI actual, and deviations from prior and plan are clearly intended to assess performance. Further, common sense dictates that prudent decisions regarding resource allocation cannot be made at the higher level without more specific knowledge at the lower levels of operations. For example it is unclear how an informed resource allocation concerning the Optical Products could be made if all of the revenues and results of operations are not considered separately from those of Chlor-Alkali.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 12, 2007

You have responded that is clear that when your CODM assesses performance and allocates resources, decisions are made based on the totality of information in its possession. This would suggest that information provided at the reporting unit level is no less important than that provided at the operating segment level. In addition paragraph 10.b does not require that such information be the only information used to assess performance and allocate resources.

In the last paragraph on page 5 of your response letter you note that pursuant to the guidance of paragraph 15 of SFAS 131, there is no clear conclusion as to which component constitutes your operating segments. Please note that this guidance would be more appropriately applied to your geographic information also included in the reports, as opposed to the distinction between the reporting units and what you consider to be your operating segments.

You have responded that the bulk of the information in the Quarterly Financial Statements (QFS) for PPG Management and the monthly presentation to the Executive Committee (EC) is presented at the operating segment level. However, we note that the 4th Quarter 2006 QFS shows more information at the reporting unit level than the 4th Quarter 2005 QFS. This may suggest that your CODM or management has placed greater importance at this disaggregated level than previously.

The monthly presentations to the EC show reporting unit information more prominently than the QFS. That is, the first page to show any sales and earnings information is that of the reporting units. This information precedes the information pertaining to the operating segments. Because the monthly presentation is reviewed on a more frequent basis than the QFS, this may suggest that your CODM places greater emphasis on the results of the reporting units than at the operating segment level. However, the guidance in SFAS 131, does not speak to volume or order of presentation but rather the existence of such discrete information.

The first full paragraph on page 5 of your response appears to be addressing the aggregation criteria in order to determine your reportable segments. Please note that the aggregation criteria you describe is applied to group operating segments into reportable segments, and therefore your analysis implies that the reporting units are operating segments.

Notwithstanding the appropriateness of the number of operating segments you currently recognize, we realize that presenting 15 operating segments as your reportable segments may not be practical, as discussed in paragraph 24 of SFAS 131. Certain of your reporting units may not meet the quantitative threshold analysis as described in paragraphs 18-21 of SFAS 131. Also, some of your reporting units may be further aggregated. However such aggregation should be applied after the appropriate determination of operating segments is made, and then only in strict compliance with paragraph 17. Please advise.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 12, 2007

We believe that the four Groups that we have been identifying as our operating segments meet the definition of an operating segment contained in paragraph 10 of SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information” (“SFAS No. 131”). PPG’s internal organization has been structured around these four groups for the past 55 years. We also acknowledge the Staff’s view that each of PPG’s reporting units meet the definition of an operating segment in paragraph 10 of SFAS No. 131. In order to resolve the issue of identifying our operating segments, we have reconsidered the information that is provided to our chief operating decision maker on a regular basis for the purpose of assessing performance and allocating resources and can agree that our reporting units could be identified as our operating segments. Accordingly, it is now appropriate to prepare an aggregation analysis in accordance with paragraph 17 of SFAS No. 131 to determine our reportable segments.

We have prepared a thorough aggregation analysis and have summarized the results of that analysis below. As a result of this aggregation analysis, we have concluded that our reportable segments consist of two coatings segments, two chemicals segments and the previous glass segment, for a total of five reportable segments, as more fully described below. We propose presenting the segment information required by SFAS No. 131 for these five reportable segments in the financial statements included in our Form 10-K for the year ended December 31, 2006. We also propose disclosing in our Segment Information footnote for 2006 that we have changed the composition of our reportable segments and describe the five reportable segments. As we have mentioned to you, we have been planning to file our 2006 Form 10-K on Friday, February 16, 2007. Since receiving your first comment letter on December 13, 2006, we have diligently strived to resolve these issues in order to retain our planned filing date. We continue to want to file on February 16 or as soon thereafter as possible pending resolution of this issue with you and gathering the information needed to present our segment information on the proposed new reporting structure for the years 2006, 2005 and 2004.

SFAS No. 131, paragraph 17 — Aggregation Criteria

The aggregation criteria of paragraph 17 are as follows:

1.	Economic characteristics

2.	Nature of the products

3.	Nature of the production process

4.	Type or class of customers

5.	Methods of distributing products

6.	Nature of regulatory environment (not applicable as all of our operating segments operate in a similar regulatory environment)

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 12, 2007

Paragraph 17 states that “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics.” The standard suggests that long-term average gross margins could be used to demonstrate that various operating segments possess similar economic characteristics. PPG employs a metric that is similar to gross margin, referred to as contribution margin, to evaluate operating performance. Contribution margin represents the cost to produce product, excluding fixed production costs and depreciation expense.

Another important metric is pre-tax pre-interest margins (PTPI), a statistic reported on a regular basis to PPG’s chief operating decision maker. This metric is important because PTPI is equal to segment income and reporting unit performance is assessed by the chief operating decision maker based in part on PTPI. We also believe that working capital as a percentage of sales is a relevant metric, principally to our operating segments that sell and operate with sophisticated distribution networks.

We are submitting to you under separate cover, as confidential supplemental information, Attachment 1 that includes performance information for our reporting units including the five-year average (2002-2006) PTPI margin, contribution margin and working capital as percentage of sales and sales, PTPI and total asset for the 2002 to 2006 time period expressed in dollars and as a percentage of the totals.

These performance metrics and the four other aggregation criteria set out in paragraph 17 of SFAS No. 131, considered in conjunction with PPG management’s judgment, indicate that there are economic and operational similarities between the following operating segments.

1. Automotive, industrial and packaging coatings operating segments

Similar economic characteristics

The performance metrics on Attachment 1 indicate that these operating segments have generated similar margins at both the profit contribution and PTPI levels.

From a qualitative perspective, these three operating segments are global businesses that compete with a few large global companies and a number of smaller companies serving particular local or regional markets. Product development, innovation, quality and technical and customer service are competitive factors that are important to the customers of all three of these operating segments.

Nature of products

The major products of these three operating segments are paints and coatings that are formulated specifically for the customers’ needs and application methods. These businesses also produce adhesives, sealants, metal pretreatments and related chemicals that are companion products used by our customers in combination with our paints and coatings products. The nature of the products of these three operating segments is the same.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 12, 2007

Nature of production process

The manufacture of paints and coatings is a material-intensive production process. All of our products in these three operating segments are produced from three basic raw materials – resins, pigments and additives. The manufacturing equipment can be used interchangeably to produce the products of these three operating segments. Many of our paints and coatings manufacturing plants produce product for multiple operating segments. The nature of the production process employed by these three operating segments is the same.

Type or class of customer for products

These three operating segments sell to large customers that manufacture products made of metal. These products are coated and/or painted to protect the end product from rust and corrosion and to enhance the decorative or functional aspects of the end use products. The type of customer served by these three operating segments is similar.

Method used to distribute products

These three operating segments sell their products directly to their customers and ship our product by truck to their manufacturing facilities. The method used to distribute the products of these three operating segments is similar.

We believe it is appropriate under SFAS 131 to aggregate the automotive, industrial and packaging coatings operating segments into one reportable segment.

2. Refinish, aerospace and architectural coatings operating segments

Similar economic characteristics

The performance metrics on Attachment 1 indicate that these operating segments generate higher contribution margins and PTPI margins than the other three coatings operating segments, with the exception of the PTPI margin of architectural coatings. These margins are lower because of the relatively higher cost to serve the three distribution channels through which this business goes to market and the fact that we are not the market leader in the U.S. architectural coatings industry. Annual U.S. architectural coatings sales are estimated at approximately $9 billion. We estimate that four competitors have annual sales that are comparable to those of our architectural coatings operating segment and one competitor is substantially larger. In contrast, our sales in the refinish and aerospace coatings operating segments put us among the leaders in those industries. We have been investing to grow our architectural coatings business and hope that a combination of greater economies of scale and a focus on operational excellence will result in increased margins in this business in the future. At the same time, the refinish business has been growing in some lower margin segments such as fleet and light industrial that are likely to result in some decline in the margins of this business in the future.

Qualitatively, the key characteristic that these three operating segments have in common is that the critical success factor for the coatings companies serving these markets is the strength of their distribution networks. The end use customers of these three operating segments consume the coatings we produce in small volumes. For example, a painting contractor will buy a few gallons of paint at a time for a job and an auto body shop will purchase an even smaller quantity to complete a repair. In these

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 12, 2007

end use markets, the customers’ application costs greatly exceed their cost of the coatings itself. The end use customers in these three markets value the ability to buy paint in small quantities in close proximity to where they intend to use it. This is in contrast to the automotive, industrial and packaging coatings operating segments that sell very large volumes of product per transaction to customers that are mass producing large volumes of coated finished products. The distribution focus of these businesses is also reflected in their higher investment in working capital, as shown in Attachment I.

Recognizing the critical importance of distribution to these three coatings operating segments, we have organized our management structure to have the segment managers who lead the aerospace and architectural coatings operating segments report to the segment manager of the refinish coatings operating segment. He in turn reports to the Chief Operating Decision Maker.

We believe the refinish, aerospace and architectural coatings operating segments have similar economic characteristics.

Nature of products

The major products of these three operating segments are paints and coatings that are formulated specifically for customers’ needs and application methods. These businesses also produce sealants, stains and related chemicals that are used by customers in combination with our paints and coatings. The nature of the products of these three operating segments is the same.

Nature of production process

The manufacture of paints and coatings is a material-intensive production process. All of our products in these three operating segments are produced from three basic raw materials – resins, pigments and additives. The manufacturing equipment can be used interchangeably to produce any of these products. Many of our paints and coatings manufacturing plants produce product for multiple operating segments. The nature of the production process employed by these three operating segments is the same.

Type or class of customer for products

The products of these three operating segments go to market through distributors. In some cases, the distributors are owned by PPG and in other cases they are third parties. The type of customers served by these three operating segments is similar.

Method used to distribute products

As we have stated, these three operating segments go to market through distributors. In refinish coatings, the distributors are predominately third parties that maintain inventories and provide service to large numbers of auto body shops. In the aerospace coatings operating segment, the distributors are a company-owned, global network of application support centers strategically located close to our OEM and aftermarket customers. In the architectural coatings operating segment, we sell through a combination of company-owned service centers, independent paint distributors and large, home center mass merchandisers. In some regions of the world, refinish and

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 12, 2007

architectural coatings products are distributed through the same third party distributors. The methods used by these three operating segments to distribute their products are similar.

We believe it is appropriate under SFAS 131 to aggregate the refinish, aerospace and architectural coatings operating segments into one reportable segment.

3. Chlor-alkali and derivatives operating segment

Our chlor-alkali and derivatives operating segment produces chlorine, caustic soda and related chemicals. These bulk industrial chemicals are produced on a large scale by means of continuous chemical reactions. This business is very capital intensive. The products produced are non-proprietary, commodity chemicals used by our customers as a feedstock in chemical manufacturing, pulp and paper production, water treatment, plastics production and other manufacturing applications. This business is PPG’s only commodity chemical business. We propose that no other operating segments will be aggregated with the chlor-alkali and derivatives operating segment.

4. Optical, silica and fine chemicals operating segments

Similar economic characteristics

The performance metrics on Attachment I indicate that the optical products operating segment generates a higher contribution and PTPI margin than the silica and fine chemicals operating segments. The contribution margins of the silica and fine chemicals businesses are similar. Silica and fine chemicals are the two smallest operating segments on average representing only 2.6% of total segment sales and 1.8% of total segment income during the period from 2004 to 2006.

Qualitatively, the similar economic characteristic of these three operating segments is the fact that these are specialty chemical businesses as viewed by those within the chemical industry and by the analysts who follow the industry. In contrast to the large scale, bulk commodity chemicals such as chlor alkali and derivatives, specialty chemicals are produced for a specialized end use and in lower volumes. Specialty chemicals are typically used by customers to add performance to the products they produce and not as a feedstock or major component of the end product. Customers incorporate specialty chemicals into their end use products through further chemical processing. For example, the optical products operating segment produces dyes and coatings that lens casters add to their lenses to make them photochromic or anti-reflective; silica is used by tire manufacturers to increase the tread life of automobile tires and the fine chemicals operating segment produces advanced intermediates that become part of the formulation of ethical drugs produced by pharmaceutical companies.

We believe the optical products, silica and fine chemicals operating segments have similar economic characteristics.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 12, 2007

Nature of products

The products of these three operating segments are chemical substances including optical monomers, dyes, silica and pharmaceutical compounds. As viewed by participants in the chemical industry, these products are categorized as specialty chemicals. The nature of the products of these three operating segments is similar.

Nature of production process

The products of these three operating segments are produced in chemical plants where chemical and mechanical processes are applied to chemical raw materials. The production occurs on a much smaller scale than the production of chlor alkali and derivative products. We believe the nature of the production process used by these three operating segments is similar.

Type or class of customer for products

The products of these three operating segments are sold directly to manufacturing companies that add these products to whatever they are producing to enhance the performance of their end use products. The major customers are large scale manufacturing companies. We believe the type of customers served by these three operating segments is similar.

Method used to distribute products

These three operating segments sell their products directly to their customers. The method of distribution used by these three operating segments is similar.

We believe that it is appropriate under SFAS 131 to aggregate the optical products, silica and fine chemicals operating segments into one reportable segment. We recognize that establishing the quantitative aspects to support the similarity of economic characteristics for these three operating segments is more difficult than establishing the qualitative aspects that we have described. The only alternative to our proposed aggregation would be to present silica and fine chemicals aggregated in an “All Other” category. We believe that such a presentation is less meaningful to the users of our financial statements, who we expect would combine optical products and “All Other” into a specialty chemicals segment.

5. Performance glazings, automotive OEM glass, and automotive replacement glass and services and fiber glass operating segments

Effective January 1, 2007, we have merged the former insurance & services reporting unit into the automotive replacement glass reporting unit. The insurance & services reporting unit principally provides glass claims management services for insurance companies. Its sales in 2006 were 0.8% of total PPG sales and 1% of total PPG PTPI. This business was started several years ago by the automotive replacement glass reporting unit to provide market access for their ultimate glass installer customers to insurance driven repair business. After starting this business, it was separated from the automotive replacement glass reporting unit to provide visibility as efforts were made to grow this claims management business. The focused growth phase for this business has now ended and a decision was made to merge the glass claims management business back into the automotive replacement glass reporting unit. For purposes of this aggregation analysis, we are considering the newly redefined automotive replacement glass and services business as the reporting unit and an operating segment.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 12, 2007

The sales and segment income of the performance glazings, automotive OEM glass, automotive replacement glass and services and fiber glass operating segments represent on average 21.6% of total PPG sales and 10.7% of total segment income for the three year period ended December 31, 2006. None of these operating segments has represented 10% or more of total PPG sales, PTPI or assets in any of the three years in the period ended December 31, 2006. As a result, paragraph 19 of SFAS No. 131 provides that such smaller operating segments can be aggregated if they share a majority of the aggregation criteria of paragraph 17.

These businesses collectively have been underperforming for the past several years and their strategic importance to the company has declined. As will be more fully described in our 2006 Form10-K, we plan during 2007 to consider alternatives to maximize shareholder value that may include restructure, forming strategic alliances or divesting of these operating segments. We are initially focused on automotive OEM glass and its companion business automotive replacement glass and services. To that end, we have engaged outside advisors to assist us in considering our alternatives, including the potential sale of one or more of these operating segments.

Similar economic characteristics

The performance metrics on Attachment 1 indicate that these operating segments generate lower margins at both the profit contribution and PTPI levels, which is consistent with the commodity nature of the products we produce, the abundance of global operating capacity and the capital intensity of these four operating segments. The lower margins of these operating segments also reflect the impact on pricing of imports from competitors that manufacture product in low-cost labor markets.

These four operating segments are capital intensive businesses that compete with a small number of similarly large competitors. The major markets served by these segments are transportation and construction. With the exception of fiber glass, these businesses are largely focused on serving customers located in North America. In addition to U.S. production facilities, fiber glass has production facilities in Europe and has pursued a strategy of forming joint ventures in Asia to gain access to lower cost labor.

We believe that the performance glazings, automotive OEM glass, automotive replacement glass and services and fiber glass operating segments have similar economic characteristics.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 12, 2007

Nature of products and services

We produce glass and fiber glass using very similar raw materials and production processes and then fabricate the glass and fiber glass in downstream operations to form the products we sell to our customers. These products have different physical appearances, but they are viewed by our customers as a component part or intermediate material that they use to manufacture products that are sold to consumers, mainly in the transportation and construction markets. We believe these products are similar.

Nature of the production process

The production of float glass involves the mixture and heat treatment of silica sand, soda ash, limestone, dolomite, rouge, and cullet to form a molten batch which is then stirred in a refiner. The molten glass is then poured over a lip and begins to form on a flat, tin surface. The glass then enters the lehr where it begins to cool. A ribbon of glass is then lifted off the tin and begins to move on rolls onto the cooling conveyor. The float glass is then cut into various sized pieces and subjected to a variety of downstream fabrication operations to strengthen or shape the glass into the products we sell.

The raw materials used in the production of fiber glass consist of silica sand, colemanite, ulexite, fluorspar, limestone, rouge and sodium sulfate. The production of fiber glass is essentially the same as that described above except that the molten glass is pulled through platinum or rhodium bushings to create strands or filaments of glass. The glass fibers are then subjected to a number of downstream fabrication operations to cut, dry and package the glass fibers into the products we sell.

We believe that the production process used to manufacture the glass and fiber glass products we sell are similar.

Type or class of customer for products

The customers served by our glass and fiber glass operating segments are generally manufacturing companies. These companies use our products to produce component parts that are sold into the transportation, construction, electronics and other markets. The construction market includes both commercial and residential construction. The transportation market includes automobiles, trucks and marine segments. We sell automotive replacement glass products to distributors who service and supply automotive replacement glass installers.

Methods used to distribute products

All of the glass and fiber glass operating segments distribute their products by selling directly to customers and also through distribution networks. We believe that these operating segments use similar methods of distribution for their products.

We believe that it is appropriate under SFAS No. 131 to aggregate the performance glazings, automotive OEM glass, automotive replacement glass and services and fiber glass operating segment into one reportable segment because the majority of the aggregation criteria have been met and none of these four operating segments meet the 10% quantitative thresholds of paragraph 18 of SFAS No. 131.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 12, 2007

Conclusion

As a result of the aggregation analysis we have prepared in accordance with SFAS No. 131, including the application of reasonable and appropriate management judgment where required, we believe that PPG has five reportable segments, which we propose to report in the December 31, 2006 Form 10-K.

Considering our original goal to file our 2006 Form 10-K on Friday, February 16, 2007, we would greatly appreciate your timely response to our proposed presentation of our reportable segments. If you have any questions or require additional information, please contact David B. Navikas, Vice President and Controller at (412) 434-3812.

Sincerely yours,

/s/ W. H. Hernandez
W. H. Hernandez
Senior Vice President, Finance

Attachment
cc: Jenn Do, SEC Staff Accountant